UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________to___________

Commission file number 1-13948

A.    Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Mativ Holdings, Inc. 401(k) Retirement Plan

B.    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Mativ Holdings, Inc.
100 Kimball Place, Suite 600
Alpharetta, Georgia 30009

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN

Financial Statements as of December 31, 2025 and 2024 and for the Year Ended December 31, 2025, Supplemental Schedules as of and for the year ended December 31, 2025 and Reports of Independent Registered Public Accounting Firm

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN

TABLE OF CONTENTS
Page

Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	1

Statement of Changes in Net Assets Available for Benefits	2

Notes to Financial Statements	3

SUPPLEMENTAL SCHEDULES:

Schedule of Assets (Held at End of Year)	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Investment Committee, Plan Administrator and Plan Participants of
Mativ Holdings, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Mativ Holdings, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024 and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2025.

/s/ Warren Averett, LLC

Atlanta, Georgia
June 25, 2026

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2025 AND 2024

	2025	2024
Assets:
Investments, at fair value	$548,329,606	$502,412,421
Investment at contract value	254,120	260,532
Total investments	548,583,726	502,672,953

Receivables:
Notes receivable from participants	5,606,581	5,414,172
Total receivables	5,606,581	5,414,172

Net assets available for benefits	$554,190,307	$508,087,125

See accompanying notes to financial statements.

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2025

ADDITIONS:
Investment income:
Dividends	$17,540,727
Net appreciation in fair value of investments	60,302,522
Total investment income		77,843,249

Contributions:
Participants	20,123,248
Employer	12,036,239
Rollovers from other plans	2,745,648
Total contributions		34,905,135

Interest from notes receivable from participants		392,737

Total additions		113,141,121

DEDUCTIONS:
Administrative expenses		(151,741)
Benefit payments to participants		(66,886,198)
Total deductions		(67,037,939)

Net increase in net assets available for benefits		46,103,182

Net assets available for benefits:
-Beginning of year		508,087,125

-End of year		$554,190,307

See accompanying notes to financial statements.

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE
YEAR ENDED DECEMBER 31, 2025

1. PLAN DESCRIPTION AND FUNDING POLICY

The following brief description of the Mativ Holdings, Inc. 401(k) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General – On July 6, 2022, Schweitzer-Mauduit International, Inc. (SWM) consummated its previously announced merger transaction involving Neenah, Inc. (Neenah). A wholly-owned subsidiary of SWM merged with and into Neenah (the "Merger"), with Neenah surviving the Merger as a direct and wholly-owned subsidiary of SWM. Effective as of the closing date of the Merger, SWM changed its name to Mativ Holdings, Inc. (Mativ). The name of the Plan did not change as a result of the Merger. SWM will subsequently be referred to as Mativ and the SWM Stock Fund will subsequently be referred to as the Mativ Holdings, Inc. Common Stock Fund (Mativ Stock Fund).

The Plan is a defined contribution plan covering substantially all employees of Mativ Holdings, Inc. (the "Company"), excluding certain non-resident aliens, leased employees and contractors and cross border managers. Eligible employees may voluntarily participate in the Plan on the first day of the payroll period following their employment date.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The U.S. Benefits Administrative Committee maintains oversight and governance of the Plan and the U.S. Benefits Investment Committee (BIC) determines the appropriateness of the Plan's investment offerings, monitors investment performance, and reports to the Company's Board of Directors. Vanguard Fiduciary Trust Company (the "Trustee") serves as the Plan's trustee.

Effective December 31, 2023, the Schweitzer-Maudit International, Inc. Retirement Savings Plan (SWM Plan I) and the Neenah 401(k) Retirement Plan (Neenah Plan) merged with the SWM Retirement Savings Plan II constituting the only surviving plan.

Effective January 1, 2024, the Plan was amended and restated to change the name of the Plan to the Mativ Holdings, Inc. 401(k) Retirement Plan and named Mativ the Plan Sponsor. Vanguard Fiduciary Trust Company was named the Trustee of the Plan.

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE
YEAR ENDED DECEMBER 31, 2025

1.PLAN DESCRIPTION AND FUNDING POLICY (Continued)

Contributions - Participants may elect to defer from 1% to 75% of their annual compensation as defined in the Plan. The participants may elect to have the 401(k) portion as pretax elective deferrals and/or Roth elective deferrals. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan, including the Mativ Stock Fund that invests in shares of Mativ.

The Company's matching contribution, as well as any discretionary or special contributions to the Plan, are determined by the Board of Directors. The Company makes matching contributions based upon specific employee groups. The contributions are subject to certain statutory limitations.

Each newly eligible employee is automatically enrolled in the Plan unless they elect not to participate. An automatically enrolled Participant contributes 6% of eligible compensation that is invested in a designated balanced fund until changed by the Participant. The automatic elective deferral contribution will be automatically increased as soon as administratively feasible the first day of the new Plan year in a 1% increment each year with a maximum automatic elective deferral contribution of 10% of compensation if the Participant did not change the initial automatic enrollment amount.

Participant Accounts - Each participant's account is credited with the participant's contribution, Company matching contributions, any discretionary contributions, and Plan earnings. Participant accounts are charged with withdrawals, losses, and an allocation of administrative expenses. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Withdrawals - Any participant may withdraw, during employment, the value of the participant's unrestricted after-tax and rollover accounts. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions, in the case of hardship or after attaining age 59-l/2 .

Payment of Benefits and Forfeitures - On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, partial payments, or installments over a period of not more than assumed life expectancy. If the vested amount in a participant's account does not exceed $5,000, the payment must be a lump-sum distribution.

The balance in the forfeiture account will be used to reduce employer contributions and/or administrative expenses. As of December 31, 2025 and 2024, total forfeitures available to reduce employer contributions and/or administrative expenses totaled $87,768 and $895,702, respectively. For the year ended December 31, 2025, administrative expenses, and/or employer contributions were reduced by $1,143,753 from forfeited amounts.

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE
YEAR ENDED DECEMBER 31, 2025

1.PLAN DESCRIPTION AND FUNDING POLICY (Continued)

Notes Receivable from Participants - Participants may borrow up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the vested balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. Loans are repayable over periods up to five years with the exception of loans used to purchase a primary residence of the participant. Loans are repayable immediately upon death, disability, or termination of employment. Loan transactions are treated as a transfer to (from) the investment funds and from (to) the participant loan fund.

Other - A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Company the number of shares of the Company's common stock held by the Trustee and attributable to the participant's Mativ Stock Fund accounts as of the record date for the meeting. In addition, the participant has the right to determine whether shares of the Company's common stock held by the Trustee and attributable to the participant's Mativ Stock Fund accounts should be tendered in response to offers therefore.

Limitation on Investment in the Mativ Stock Fund - No Participant or Beneficiary may invest more than 15% of his account balance or allocate more than 15% of his future contributions in the Mativ Stock Fund at any time (with the exception of those grandfathered at an allocation greater than 15% prior to the implementation of the 15% limit).

Vesting - Participants are immediately vested in their contributions, matching contributions, discretionary contributions and other special contributions, plus actual earnings thereon. Vesting in the Company’s employer contribution portion of their accounts is based on years of continuous service. A participant with these money sources is 100% vested in the contributions after three years of credited service for the Grandfathered RCP, and Former Neenah Union. Participants are also 100% vested in the prior Company’s match contribution upon termination of employment with the Company if the participant is age 55 or greater, is permanently and totally disabled, or has died.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the plan.

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE
YEAR ENDED DECEMBER 31, 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition - As of December 31, 2025 and 2024, all investments, except for the guaranteed investment contract, are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). The Plan's Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisor and trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Expenses - Certain expenses of maintaining the Plan are paid by the Plan unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included as a reduction in net appreciation in fair value of investments.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Payment of Benefits - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.    FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification 820 are described as follows:

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE
YEAR ENDED DECEMBER 31, 2025

3.    FAIR VALUE MEASUREMENTS (Continued)

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. As of December 31, 2025 and 2024, there have been no changes in the methodologies used.

Mativ Stock Fund: The Mativ Stock Fund is a unitized fund which includes Mativ common stock and an investment in an interest-bearing cash account for liquidity purposes. The total value of the Fund at any point in time is equal to the total market value of the common stock in the Mativ Stock Fund plus the amount of cash. Each unit represents the ownership of both common shares and cash. The Company’s common stock is traded on the New York Stock Exchange (NYSE). The valuation of the units closely tracks the quoted market price listed on the NYSE.

Registered investment companies: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts: Valued at fair value based upon the closing price reported on the active market on which the individual securities are traded.

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE
YEAR ENDED DECEMBER 31, 2025

3. FAIR VALUE MEASUREMENTS (Continued)

Collective Trust Fund: Valued at NAV as a practical expedient, inclusive of the adjustment to contract value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. The use of NAV is deemed appropriate as these investments do not have finite lives, unfunded commitments, or significant restrictions on redemptions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2025 and 2024:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Mativ Stock Fund	$—	$3,029,158	$—	$3,029,158
Registered investment companies	500,265,060	—	—	500,265,060
Self-directed brokerage accounts	8,336,112	—	—	8,336,112
Total assets in the fair value hierarchy	$508,601,172	$3,029,158	$—	$511,630,330
Investment measured at NAV				36,699,276
Investments, at fair value				$548,329,606

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Mativ Stock Fund	$—	$2,588,750	$—	$2,588,750
Registered investment companies	450,004,154	—	—	450,004,154
Self-directed brokerage accounts	7,225,262	—	—	7,225,262
Total assets in the fair value hierarchy	$457,229,416	$2,588,750	$—	$459,818,166
Investment measured at NAV				42,594,255
Investments, at fair value				$502,412,421

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE
YEAR ENDED DECEMBER 31, 2025

3. FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Investments that Use NAV

The following tables summarize the investments measured at fair value based on NAV per share as of December 31, 2025 and 2024:

December 31, 2025	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Vanguard Retirement Savings Trust III	$36,699,276	N/A	Daily	N/A

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Vanguard Retirement Savings Trust III	$42,594,255	N/A	Daily	N/A

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE
YEAR ENDED DECEMBER 31, 2025

4.    GUARANTEED INVESTMENT CONTRACT

In 2024, the Plan entered into a benefit-responsive group annuity contract with the Standard Insurance Company (Standard Insurance). Standard Insurance maintains the deposits in an unallocated general fund to which it adds interest at the contract rate and charges participant withdrawals and administrative expenses. The group annuity contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the group annuity contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract. The contract is presented on the face of the statements of net assets available for benefits at contract value. Contract value, as reported to the Plan by Standard Insurance, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer on an annual basis, but it may not be less than 1%. A market value adjustment may apply to amounts withdrawn at the request of the contract holder. Such interest rates are reviewed semi-annually for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes in the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Furthermore, certain events would allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events include (1) an uncured breach of the Plan’s investment guidelines, (2) a material amendment to the contract without the issuer’s consent, (3) a violation of a material obligation under the contract, or (4) a material misrepresentation. The Plan Administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are not probable of occurring.

Neither the Standard Insurance nor the Plan may terminate the group annuity contract without 30 days advance written notice to the other party. This guaranteed investment contract is frozen for new investment but is available for loans, withdrawals and distributions.

5. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

As of December 31, 2025 and 2024, the Plan's Mativ Stock Fund held shares of the Company's common stock. For the year ended December 31, 2025, the Plan purchased shares for $457,729 sold shares for $394,250, had net appreciation of $391,442, and had dividends of $99,516, related to the Mativ Stock Fund. As of December 31, 2025 and 2024, the balance of Mativ Stock Fund was $3,029,158 and $2,588,750 respectively.

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE
YEAR ENDED DECEMBER 31, 2025

5. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS (Continued)

Certain plan investments are shares of various investments managed by the Trustee as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. The primary fees paid by the Plan relate to investment management fees charged on a daily basis to the various investments held. Party-in-interest transactions also include loans made to participants.

All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all Plan participants will become fully vested in their accounts. Management of the Company has indicated it has no current intentions to terminate the Plan.

7. TAX STATUS

The underlying non-standardized pre-approved plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax-exempt. The Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS non-standardized pre-approved plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions. There was a Department of Labor audit in process during the 2024 plan year. The audit was concluded and closed with a letter dated December 9, 2024.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Form 5500, Schedule H, Part IV, Line 4i, Year Ended December 31, 2025
Plan No. 003
EIN No. 62-1612879

		Description of Investment
	Identity of Issue	Including Maturity Date, Rate of
	Borrower, Lessor, or Similar Party	Interest, Collateral, Par or Maturity Value	Shares	Cost	Current Value

		Mativ Stock Fund:
*	Mativ Holdings, Inc.	Mativ Holdings, Inc. Common Stock - Unitized Common Stock, 249,313 units	249,313	(A)	$3,029,158

		Registered Investment Companies:
*	Vanguard	Vanguard Institutional Index (Inst)	117,402	(A)	64,815,237
*	Vanguard	Vanguard Target Retirement 2035 Fund	1,685,112	(A)	46,138,371
*	Vanguard	Vanguard Target Retirement 2030 Fund	1,018,732	(A)	43,122,930
*	Vanguard	Vanguard Target Retirement 2025 Fund	1,744,262	(A)	34,798,027
*	Fidelity	Fidelity Blue Chip Growth K6	1,099,330	(A)	48,634,363
*	Vanguard	Vanguard Target Retirement 2040 Fund	588,913	(A)	29,416,194
*	Vanguard	Vanguard Target Retirement 2045 Fund	788,410	(A)	27,389,356
*	Vanguard	Vanguard Target Retirement 2055 Fund	353,484	(A)	23,386,511
*	Vanguard	Vanguard Target Retirement 2050 Fund	398,408	(A)	23,617,682
*	Putnam	Putnam Large Cap Value R6	443,513	(A)	17,416,764
*	Vanguard	Vanguard Target Retirement 2020 Fund	426,788	(A)	11,715,343
*	Vanguard	Vanguard Small Cap Index Fund Inst	98,276	(A)	12,144,989
*	Vanguard	Vanguard Total Bond Market Index Inst	1,660,559	(A)	16,223,664
*	Vanguard	Vanguard Lifestyle Growth Fund	263,183	(A)	13,351,267
*	Vanguard	Vanguard Total International Stock Index Inst	94,334	(A)	15,290,677
*	Vanguard	Vanguard Mid Cap Index Fund Inst	179,798	(A)	14,272,365
*	Vanguard	Vanguard Target Retirement Income Fund	638,615	(A)	8,857,587
*	Vanguard	Vanguard Target Retirement 2060 Fund	213,758	(A)	13,034,947
*	Vanguard	Vanguard Lifestyle Moderate Growth	174,435	(A)	6,031,960
*	Vanguard	Vanguard Lifestyle Conservative Growth	150,418	(A)	3,285,125
*	Franklin	Franklin Small Cap Value Fund R6	26,088	(A)	1,572,571
*	Vanguard	Vanguard Target Retirement 2065 Fund	90,724	(A)	3,631,672
*	JP Morgan	JP Morgan Mid Cap Growth R6	32,214	(A)	1,666,736
*	PIMCO	PIMCO International Bond USD Hedged Inst	67,865	(A)	673,901
*	Vanguard	Vanguard Cash Reserves Federal MM Fund Admiral Shares	137,864	(A)	137,864
*	Vanguard	Vanguard Target Retirement 2070 Fund	18,520	(A)	589,299
*	D&C	D&C Income Fund Class X	260,645	(A)	3,351,893
*	Goldman Sachs	Goldman Sachs Int Equity Income R6	65,223	(A)	1,485,785
*	Vanguard	Vanguard Int'l Growth Fund ADM	33,078	(A)	3,770,588
*	Allspring	Allspring Spec Mid Cap Val R6	106,384	(A)	4,860,668
*	Federheim	Federherm Inst HY Bond R6	242,179	(A)	2,186,878
*	American Century	American Century Sm Cap Growth Fund R6	144,051	(A)	3,393,846
		Total Registered Investment Companies			500,265,060

MATIV HOLDINGS, INC. 401(K) RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Form 5500, Schedule H, Part IV, Line 4a, For the Year Ended December 31, 2025
Plan No. 003
EIN No. 62-1612879

		Description of Investment
	Identity of Issue	Including Maturity Date, Rate of
	Borrower, Lessor, or Similar Party	Interest, Collateral, Par or Maturity Value	Shares	Cost	Current Value

*	Vanguard	Vanguard Self-Directed Brokerage Fund	8,336,112	(A)	8,336,112
*	The Standard	Standard Stable Asset Fund I	7,294	(A)	254,120
*	Vanguard	Vanguard Retirement Savings Trust III	36,699,276	(A)	36,699,276
*	Notes receivable from participants	Interest rates: 3.25% - 10.50%; Matures: Various Dates	n/a	-0-	5,606,581
	Total Investments				$554,190,307
* Sponsor and/or issuer known to be a party-in-interest to the Plan.
(A) Cost information is not required to be presented for participant-directed investments.
See Report of Independent Registered Public Accounting Firm

3.Exhibits

Exhibit	Description

23.1	Consent of Warren Averett, LLC, Registered Independent Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Mativ Holdings, Inc., as Plan Administrator of the Mativ Holdings, Inc. 401(k) Retirement Plan, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Mativ Holdings, Inc. U.S. Benefits Administrative Committee, as Plan Administrator of the Mativ Holdings, Inc. 401(k) Retirement Plan

Date: June 25, 2026

By:	/s/ Nikki Goodstein
Nikki Goodstein
Chair, Mativ Holdings, Inc. U.S. Benefits Administrative Committee